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                             September 9, 2020

       Jaime Caballero Uribe
       Chief Financial Officer
       Ecopetrol S.A.
       Carrera 13 No. 36-24 Piso 7
       Bogot  , Colombia

                                                        Re: Ecopetrol S.A.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 1, 2020
                                                            File No. 001-34175

       Dear Mr. Caballero Uribe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       General, page 1

   1. We have identified various disclosure concerns pertaining to your oil and gas exploration and producing
activities based on the requirements of Subpart 1200 of Regulation S-K, pursuant to Instruction
2 to Item 4 of Form 20-F, and FASB ASC 932, pertaining to the supplemental
information provided in Note 34 to your financial statements.

                                                        Please submit along
with your response to each comment in this letter the incremental disclosures or
revisions that you propose to address these concerns.
 Jaime Caballero Uribe
FirstName  LastNameJaime Caballero Uribe
Ecopetrol S.A.
Comapany 9,
September  NameEcopetrol
              2020        S.A.
September
Page 2     9, 2020 Page 2
FirstName LastName
Business Overview
Exploration and Production
Exploration Activities in Colombia, page 12

2. Tell us how the number of exploratory wells drilled during 2019 as mentioned in the narrative on page 12 reconcile to the number of exploratory wells shown in the accompanying tabulation for this period.
Production Activities
Crude Oil Production, page 17

3. Expand your disclosure of crude oil production on pages 17, 22 and 24, to present the production figures based on final product sold, e.g., in terms of crude oil/condensate and separately of natural gas liquids, consistent with your disclosure of the proved reserves relating to these individual products. This comment also applies to your disclosure of the average sales prices by final product sold on page 102. Refer to Items 1204(a) and
         1204(b)(1) of Regulation S-K.
4. Expand your disclosure of natural gas production using barrels of oil equivalent on pages
         19, 22, and 25, to present the production figures based on final product sold, e.g. in terms of standard cubic feet, consistent with the units of measurement used in your disclosure of natural gas reserves. This comment also applies to your disclosure of the average sales prices of natural gas sold on page 102. Refer to Items 1204(a) and 1204(b)(1) of
         Regulation S-K.
Development Wells, page 20

5. Refer to the definition of a drilled well in Item 1205(b)(4) of Regulation S-K, and tell us if the figures for the wells in the tabular presentations on pages 20, 23, and 25 are limited to wells that were drilled and completed during each fiscal year presented.

         To the extent that the figures shown include wells that were drilled,
e.g.    reached total
         depth,    but were not otherwise completed during the year, revise
your disclosure to
         comply with Item 1205(a)(2) of Regulation S-K.
6.       Expand your disclosures on pages 20, 23, and 25, to clarify whether all of the
         development wells shown are productive wells. If these disclosures combine productive and dry wells, or exclude dry wells, revise your disclosure to separately quantify the net number of dry wells. Refer to Items 1205(a)(2), 1205(b)(1), and 1205(b)(2) of Regulation
         S-K.
7. Expand your disclosure to address your present activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31,
         2019. Refer to Item 1206 of Regulation S-K.
 Jaime Caballero Uribe
FirstName  LastNameJaime Caballero Uribe
Ecopetrol S.A.
Comapany 9,
September  NameEcopetrol
              2020        S.A.
September
Page 3     9, 2020 Page 3
FirstName LastName
Production Acreage, page 21

8. Expand the disclosure on pages 21, 23 and 26, to provide the expiration dates of material concentrations of your undeveloped acreage by geographic area as of December 31, 2019.
         Refer to Item 1208(b) of Regulation S-K.
Production Activities Outside Colombia, page 24

9. Expand your disclosure of production by final product sold relating to subsidiaries outside of Colombia to indicate the geographic area, e.g. country or countries, in which the production occurs. Refer to Items 1204(a) and 1201(d) of Regulation
S-K.
Reserves
Changes in Proved Reserves
Revisions of Previous Estimates, page 32

10. Your explanation of the changes in total proved reserves related to revisions of previous estimates appears to include changes from two or more unrelated factors as well as both positive and negative changes summed into a single quantity without further explanation.
         For example, the revisions identified for 2019 include an increase of 36 million boe in reserves due to 1) a review of the type curves for new development activities according to new well results in the Ca o Sur field, and 2) additional gas processing plant capacity to extract NGL in the Cupiagua field.

         You also disclose that the remaining 17% (or 14 million boe) increase in reserves, was due to varying 1) increases and 2) decreases from other fields.

         Revise your disclosure under this heading or in Note 34 to your financial statements to address the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors underlying a significant change, so that changes related to revisions of previous estimates are fully explained.

         In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

         This comment applies to your disclosure of changes related to revisions of previous estimates for each period shown. Refer to FASB ASC 932-235-50-5. Extensions and Discoveries, page 33

11. The changes disclosed on page 31 in proved reserves attributed to extensions and discoveries appear to be significantly greater than the corresponding change in the proved undeveloped reserves disclosed on page 35, exceeding such quantities by approximately
         49%, 30% and 43%, for the periods ending December 31, 2019, 2018 and 2017,
 Jaime Caballero Uribe
FirstName  LastNameJaime Caballero Uribe
Ecopetrol S.A.
Comapany 9,
September  NameEcopetrol
              2020        S.A.
September
Page 4     9, 2020 Page 4
FirstName LastName
         respectively. Expand your discussion of the changes in total proved reserves attributed to extensions and discoveries under this heading or in Note 34 to your financial statements to explain the reason(s) for these differences. Refer to FASB ASC 932-235-50-5.
Changes in Undeveloped Proved Reserves, page 35

12. Expand your disclosure to include the reasons for the material changes in your proved undeveloped reserves during fiscal 2019. You should address the overall change for each line item in the reconciliation presented on page 35 by separately identifying and quantifying each factor, including offsetting factors, so that the changes in net proved undeveloped reserves are fully explained.

         In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.
         Refer to Item 1203(b) of Regulation S-K.
Reserves Process, page 35

13. Expand the discussion of the internal controls used by the Company in its reserves estimation effort to provide the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing, i.e.,
         Ecopetrol   s Corporate Reserve Manger. Refer to Item 1202(a)(7) of
Regulation S-K.
14. The disclosures in Exhibits 99.2 and 99.5 do not provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for
         overseeing the preparation of the firm   s estimates of proved
reserves. Please obtain and
         file a revised reserves report, or expand your disclosure in the Form 20-F to provide this information. Refer to Item 1202(a)(7) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 34 Supplemental Information on Oil and Gas Producing Activities
(Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Quantities and Changes Therein, page F-112

15. Expand your disclosure to confirm that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period. If any such costs have been omitted, please explain to us your rationale.
         Refer to FASB ASC 932-235-50-36.
 Jaime Caballero Uribe
Ecopetrol S.A.
September 9, 2020
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 if you have any questions regarding the engineering comments. Please contact Karl Hiller, Branch Chief, at 202-
551-3686 with any other questions.



                                                          Sincerely,
FirstName LastNameJaime Caballero Uribe
                                                          Division of
Corporation Finance
Comapany NameEcopetrol S.A.
                                                          Office of Energy &
Transportation
September 9, 2020 Page 5
cc:       Lina Mar  a Contreras Mora, Investor Relations
FirstName LastName